

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Matthew Korenberg
Chief Financial Officer
LIGAND PHARMACEUTICALS INC
3911 Sorrento Valley Boulevard
Suite 110
San Diego, California 92121

   Re: LIGAND PHARMACEUTICALS INC
    Form 10-K for the Year Ended December 31, 2019
    Filed February 27, 2020
    File No. 001-33093

Dear Mr. Korenberg:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences